FORM U-3A-2

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Statement by Holding Company
Claiming Exemption Under Rule U-3A-2
from the Provisions of the Public Utility
Holding Company Act of 1935.

To be filed annually prior to March 1.

WISCONSIN PUBLIC SERVICE CORPORATION hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1)

Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

a)

Wisconsin Public Service Corporation is a utility company and was incorporated on July 28, 1883 under the laws of the State of Wisconsin and has its principal executive office at 700 North Adams Street, Green Bay, Wisconsin 54301. The total assets of Wisconsin Public Service at December 31, 2004 were $2,768,595,003, or 62% of the assets of WPS Resources. WPS Resources' equity in net income of Wisconsin Public Service for the year 2004 was $107,887,067. Wisconsin Public Service is an operating public utility company engaged chiefly in the production, distribution, and sale of electricity and in the purchase, distribution, and sale of natural gas. Wisconsin Public Service serves approximately 421,240 electric retail customers and 305,648 gas retail customers in 11,000 square miles in northeastern and central Wisconsin and an adjacent part of Upper Michigan. Wisconsin Public Service provides wholesale electric service to various customers, including municipal utilities, electric cooperatives, energy marketers, other investor-owned utilities, and a municipal joint action agency. About 96% of operating revenues of Wisconsin Public Service in the year 2004 were derived from Wisconsin customers, and 4% from Michigan customers.

Subsidiaries of Wisconsin Public Service Corporation consist of the following:

i)

WPS Leasing, Inc. is a nonutility company and was incorporated on September 1, 1994 under the laws of the State of Wisconsin and has its principal office at the principal executive offices of Wisconsin Public Service. Wisconsin Public Service owns 100% of the capital stock of WPS Leasing. The total assets of WPS Leasing at December 31, 2004 were $10,860,332. The 2004 Wisconsin Public Service equity interest in net income (loss) of WPS Leasing was $(38,931). The principal business of WPS Leasing is to participate in the financing of specific utility projects.

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ii)

Wisconsin Valley Improvement Company, of which Wisconsin Public Service owns 27.1% of the voting stock, is incorporated under the laws of the State of Wisconsin and has its principal office at Wausau, Wisconsin. Wisconsin Valley Improvement operates a system of dams and water reservoirs on the Wisconsin River and tributary streams to produce as nearly a uniform stream flow as practicable through all seasons. Water tolls are charged to benefit power plant owners as determined semiannually by the Public Service Commission of Wisconsin, all pursuant to special enactments of the Wisconsin Legislature (as amended by Chapter 497, Wisconsin Laws of 1939). Wisconsin Valley Improvement generates no electric energy and renders no public utility services. Wisconsin Public Service's share of total assets of Wisconsin Valley Improvement at December 31, 2004 was $753,176. Wisconsin Public Service's equity in net income of Wisconsin Valley Improvement for the year 2004 was $20,945. It is the opinion of legal counsel that Wisconsin Valley Improvement is not a "public utility company" as defined in the Public Utility Holding Company Act of 1935. In findings and opinion promulgated October 28, 1940, in File No. 31-480 (8 S.E.C. Decisions, P. 134), to which reference is hereby made, the Securities and Exchange Commission declared Wisconsin Valley Improvement not to be a subsidiary of Wisconsin Public Service.

iii)

Wisconsin River Power Company is a utility company of which Wisconsin Public Service owns 50% of the voting stock, is incorporated under the laws of the State of Wisconsin and has its principal office at the principal executive offices of Wisconsin Public Service. Wisconsin River Power's business consists of the operation of two hydroelectric plants on the Wisconsin River and a combustion turbine near Wisconsin Rapids, Wisconsin. The energy output is sold to the two companies that own equal proportions of all outstanding stock of Wisconsin River Power. Wisconsin Public Service's 50% share of total assets of Wisconsin River Power at December 31, 2004 was $14,632,279. Wisconsin Public Service's equity in net income of Wisconsin River Power for the year 2004 was $6,176,804. Further information concerning the nature of the business of Wisconsin River Power is set forth in findings and opinions of the Securities and Exchange Commission entered in reference to Wisconsin River Power on January 29, 1948 in File Nos. 70-1656 and 31-551 (27 S.E.C. Decisions, P. 539) and its orders in Docket No. EL79-10.

iv)

WPS Investments, LLC is a nonutility company organized on November 21, 2000 under the laws of the State of Wisconsin. Its principal offices are located at the principal executive offices of Wisconsin Public Service. At December 31, 2004, WPS Investments is owned 36.36% by Wisconsin Public Service, 10% by Upper Peninsula Power, and 53.64% by WPS Resources. The principal business of WPS Investments is to hold the investments in American Transmission Company LLC and Guardian Pipeline, LLC. At December 31, 2004, WPS Investments owned approximately a 22.64% interest in American Transmission Company and a 33 1/3% interest in Guardian Pipeline, LLC.

(1)

American Transmission Company LLC is a utility company organized on June 12, 2000 under the laws of the State of Wisconsin. Its principal offices are located at N19 W23993 Ridgeview Parkway West, Waukesha, Wisconsin 53187-0047. The principal business of American Transmission Company LLC is to own and operate the transmission assets formerly owned by Wisconsin Public Service, Upper Peninsula Power Company, Wisconsin Power and Light Company, Wisconsin Electric Power Company, Madison Gas and Electric Company, Wisconsin Public Power, Inc., and various retail electric cooperatives and municipal utilities. The transmission assets of these utility companies were transferred on January 1, 2001 in exchange for equity interests in American Transmission Company LLC.

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	(2)

Guardian Pipeline, LLC is a nonutility company organized on March 11, 1999 under the laws of the State of Delaware. Its principal offices are located at 200 South Executive Drive, Brookfield, Wisconsin 53005. The principal business of Guardian Pipeline, LLC is to own and operate a 142-mile, 36-inch gas transmission pipeline extending from Joliet, Illinois to Ixonia, Wisconsin.

v)

ATC Management, Inc. is a utility company incorporated on June 12, 2000 under the laws of the State of Wisconsin. Its principal offices are located at N19 W23993 Ridgeview Parkway West, Waukesha, Wisconsin 53187-0047. ATC Management is the corporate manager of American Transmission Company LLC. At December 31, 2004, Wisconsin Public Service Corporation owns 19.75% of ATC Management.

2)

A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

Statistics set forth in the answer to this item are as of December 31, 2004.

a)	Wisconsin Public Service Corporation owns and operates electric properties comprising an integrated system of production and distribution facilities throughout the territory served.
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The following table summarizes information on the electric generation facilities of Wisconsin Public Service, including jointly-owned facilities:
Type	Name	Location	Fuel	Rated Capacity (a) (Megawatts)

Steam	Pulliam (6 units)	Green Bay, WI	Coal	385.8
	Weston (3 units)	Wausau, WI	Coal	477.5
	Kewaunee	Kewaunee, WI	Nuclear	338.4	(b)
	Columbia-Units 1 and 2	Portage, WI	Coal	347.5	(b)
	Edgewater Unit 4	Sheboygan, WI	Coal	102.9	(b)
Total Steam				1,652.1

Hydroelectric	Alexander Caldron Falls Castle Rock Grand Rapids Grandfather Falls Hat Rapids High Falls Jersey Johnson Falls Merrill Otter Rapids Peshtigo Petenwell Potato Rapids Sandstone Rapids Tomahawk Wausau

Lincoln County, WI
Marinette County, WI
Adams County, WI
Menominee County, MI
Lincoln County, WI
Oneida County, WI
Marinette County, WI
Lincoln County, WI
Marinette County, WI
Lincoln County, WI
Vilas County, WI
Marinette County, WI
Adams County, WI
Marinette County, WI
Marinette County, WI
Lincoln County, WI
Marathon County WI

			Hydro Hydro Hydro Hydro Hydro Hydro Hydro Hydro Hydro Hydro Hydro Hydro Hydro Hydro Hydro Hydro Hydro	2.3 6.8 12.8 3.4 16.9 0.6 1.1 0.2 0.9 1.0 0.3 0.2 13.5 0.4 0.8 2.4 3.1	(b) (b)
Total Hydroelectric				66.7

Combustion Turbine and Diesel	De Pere Energy Center Eagle River Oneida Casino Juneau #J31 West Marinette #31 West Marinette #32 West Marinette #33 Weston #31 Weston #32 Pulliam #31	De Pere, WI Eagle River, WI Green Bay, WI Adams County, WI Marinette, WI Marinette, WI Marinette, WI Marathon County, WI Marathon County, WI Green Bay, WI	Natural gas Distillate fuel oil Distillate fuel oil Distillate fuel oil Natural gas Natural gas Natural gas Natural gas Natural gas Natural gas	181.0 4.1 3.9 7.0 44.5 42.2 50.2 20.0 51.8 72.6	(b) (b)
Total Combustion Turbine and Diesel				477.3

Wind	Lincoln	Kewaunee County, WI	Wind	1.8

Total System				2,197.9

(a) Based on capacity ratings for July 2005. As a result of continually reaching demand peaks in the summer months, primarily due to air condition demand, the summer period is the most relevant for capacity planning purposes.

(b) These facilities are jointly owned by Wisconsin Public Service Corporation and various other utilities. Nuclear Management Company operates the Kewaunee Nuclear Power Plant. Wisconsin Power and Light operates the Columbia and Edgewater units. Wisconsin River Power Company operates the Castle Rock, Petenwell, and Juneau units. Wisconsin Public Service Corporation operates the West Marinette 33 unit. The capacity indicated is our portion of total plant capacity based on the percent of ownership.

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Wisconsin Public Service Corporation is a generation and distribution utility. As of December 31, 2004, Wisconsin Public Service owned 122 distribution substations and 20,897 miles of electric distribution lines. Effective January 1, 2001, all transmission property of Wisconsin Public Service was transferred to American Transmission Company. It owns no electric transmission facilities that deliver or receive electric energy at or across the border of Wisconsin.

Gas properties include approximately 7,483 miles of main, 86 gate and city regulator stations and 284,104 lateral services. All directly owned natural gas facilities are located in Wisconsin except for distribution facilities in and near the city of Menominee, Michigan, which receive gas from Wisconsin Public Service gas lines in the adjacent city of Marinette, Wisconsin.

All electric and gas facilities of Wisconsin Public Service are located within the borders of the states of Wisconsin and Michigan. Except for electric and gas lines crossing the common border of those states necessary to interconnect the various parts of its system, it does not have any electric transmission or gas pipelines which deliver or receive electric energy or gas at the borders of such states. About 99% of utility plant is located in Wisconsin, and the balance is in Michigan.

	b)	ATC Management Inc. is the corporate manager of American Transmission Company and owns no utility assets.

c)

American Transmission Company LLC owns and operates electric transmission facilities throughout eastern Wisconsin, portions of Illinois, and the Upper Peninsula of Michigan. Transmission facilities owned by American Transmission Company include 8,900 miles of transmission lines, 100 wholly owned transmission substations, and 360 jointly owned transmission substations.

d)

Wisconsin River Power Company owns and operates the 20-megawatt Petenwell hydroelectric plant, the 15-megawatt Castle Rock hydroelectric plant, and a combustion turbine. The hydroelectric plant facilities are located on the Wisconsin River south of Wisconsin Rapids, Wisconsin and the combustion turbine is located near Wisconsin Rapids. All electric energy produced is sold at the plant sites, which are wholly within the State of Wisconsin, and no electric energy is delivered to or received by it outside of the State of Wisconsin. Wisconsin River Power sold 178,865,000 KWH of electric energy at retail or wholesale during the twelve months ended December 31, 2004.

3)

The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies: (The information required by Item 3 of this Form U-3A-2 is shown in Exhibit C hereto.)

4)

The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars.

Not Applicable

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LIST OF EXHIBITS

Exhibit A-1	Balance Sheet at December 31, 2004, of Wisconsin Public Service Corporation and subsidiaries.

Exhibit A-2	Income Statement and Statement of Retained Earnings of Wisconsin Public Service Corporation and subsidiaries for the year ended December 31, 2004.

Exhibit A-4

Balance Sheet at December 31, 2004, and Statements of Income and Retained Earnings of Wisconsin River Power Company for the year ended December 31, 2004. (The financial statements of Wisconsin River Power Company are not customarily consolidated with those of any other company.)

Exhibit B	An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

Exhibit C	Statement showing sales for the calendar year 2004 of electric energy and gas by Wisconsin Public Service Corporation and Wisconsin River Power Company.

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The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 28th day of February, 2005.

WISCONSIN PUBLIC SERVICE CORPORATION

/s/ Joseph P. O'Leary
Joseph P. O'Leary Senior Vice President and Chief Financial Officer

(CORPORATE SEAL)

Attest:	/s/ Barth J. Wolf Barth J. Wolf Secretary

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Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Barth J. Wolf, Secretary
Wisconsin Public Service Corporation
700 North Adams Street, P. O. Box 19001
Green Bay, WI 54307-9001

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